July 29, 2025

Felicia R. Hendrix
Executive Vice President and Chief Financial Officer
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

        Re: PENN Entertainment, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            File No. 000-24206
Dear Felicia R. Hendrix:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 38

1. We note your disclosure that Adjusted EBITDAR is presented on a consolidated basis outside the financial statements solely as a valuation metric and that it should not be viewed as a measure of overall operating performance. We further note your inclusion of Adjusted EBITDAR margin on a consolidated basis. Please tell us what consideration you gave to your inclusion of this margin resulting in Adjusted EBITDAR also being viewed as a measure of your overall operating
       performance. This comment also applies to your earnings release.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295
 July 29, 2025
Page 2

with any questions.



                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction